Mail Stop 6010
      January 10, 2006

VIA U.S. MAIL AND FACSIMILE (763)  553-0052

John R. Judd
Chief Financial Officer
ATS Medical, Inc.
3905 Annapolis Lane
Minneapolis, Minnesota  55447

      Re:	ATS Medical, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 14, 2005
		File No. 000-18602

Dear Mr. Judd:

      We have reviewed your response dated December 22, 2005 and related filings and have the following comment. Where indicated, we think you should revise future filings in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Results of Operations, page 16

Cost of Goods Sold, page 17

1. We note your response to prior comment one in our letter dated December 2, 2005. We note that you do not believe that there will be any markets where the selling price of your valves will be less than
the carrying value of your inventory and, therefore, the risk of further lower-of-cost-or-market write-downs is effectively eliminated. However, we do not see where you have addressed the requirements of Item 10(e) of Regulation S-K which prohibits adjusting a Non-GAAP financial measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature
of the charge is such that it is reasonable likely to recur within two years or there was a similar charge within the prior two years.
We note that you recognized inventory impairment charges of
$819,000
and $4.4 million in fiscal years 2004 and 2003, respectively. Please remove this non-GAAP measure from future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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John R. Judd
ATS Medical, Inc.
January 10, 2006
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